August 21, 2013

VIA EDGAR

Lisa Vanjoske

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SciClone Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 1, 2013 File No. 000-19825

Dear Ms. Vanjoske:

This letter is submitted on behalf of SciClone Pharmaceuticals, Inc. (the “Company”) with respect to your letter to the Company, dated August 15, 2013 (the “Comment Letter”), which provides comments on behalf of staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) regarding the Company’s response to the Staff’s comments to the above-referenced filing submitted on July 17, 2013. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will provide the requested response. As noted to the Staff, the Company is in the process of preparing its response and plans to provide a response by September 5, 2013.

If you have any comments or would like further information, please contact the undersigned at (650) 358-3434 or Howard Clowes at (415) 836-2510.

Sincerely,

/s/ Wilson W. Cheung
Wilson W. Cheung Chief Financial Officer